

15025515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED

MAR 0 9 2015

| SEC FILE NUMBER |
|---|
| 8- 65202 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/13__ AND ENDING __12/31/13__
                                      MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  UTC Financial Services USA, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

C/O Trinidad and Tobago Unit Trust Corporation    82 Independence Square
                                              (No. and Street)

Port of Spain                     Trinidad and Tobago  West Indies
       (City)                              (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Elizabeth T. McGuire                                    (813) 340-4883
                                                 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, PC
                    (Name – *if individual, state last, first, middle name*)

| 13577 Feather Sound Drive, Suite 400 | Clearwater | FL | 33762 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, __Elizabeth T. McGuire__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__UTC Financial Services, USA, Inc__ , as

of __December, 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Financial Operations Principal
Title

_____
Notary Public

CHARLES WILLIAMS
NOTARY PUBLIC
Lowndes County
State of Georgia
My Comm. Expires Oct. 22, 2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedules

December 31, 2013
(With Report of Independent Registered Public Accounting Firm Thereon)

**UTC Financial Services USA, Inc.**
**(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)**
**(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)**

## Table of Contents



Mayer Hoffman McCann P.C.
**An Independent CPA Firm**

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com



## Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholder of UTC Financial Services USA, Inc.:

### Report on the Financial Statements

We have audited the accompanying financial statements of UTC Financial Services USA, Inc. (the Company) which comprise the statement of financial condition of as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



*Member of Kreston International – a global network of independent accounting firms*

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UTC Financial Services USA, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Correction of an Error**

As described in Note 8, during 2015 the Company's management discovered that its previously reported cash and cash equivalents had been deposited into the Parent Company's bank account on December 30, 2013. As a result, the Company no longer had any allowable assets as required for net capital under the Securities and Exchange Commission's Rule 15c3-1. Cash and cash equivalents have been reclassified to due from parent and the net capital computation presented in Schedule I has been updated to reflect a net capital deficiency. Our opinion is not modified with respect to this matter.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

March 4, 2015
Clearwater, Florida

**UTC Financial Services USA, Inc.**
**(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)**
**(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)**

**Statement of Financial Condition**

**December 31, 2013**

**Assets**

|  |  | 2013 |
|---|---|---:|
| Deposits | $ | 2,847 |
| Due from parent | | 83,098 |
| Accounts receivable | | 38,424 |
| Total assets | $ | 124,369 |

**Liabilities and Stockholder's Equity**

|  |  | |
|---|---|---:|
| Accounts payable | $ | 40,956 |
| State income taxes payable | | 500 |
| Total liabilities | | 41,456 |
| Stockholder's equity: | | |
| Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding) | | 1,010 |
| Additional paid-in capital | | 100,092 |
| Accumulated deficit | | (18,189) |
| Total stockholder's equity | | 82,913 |
| Total liabilities and stockholder's equity | $ | 124,369 |

See accompanying report of independent registered public accounting firm and notes to financial statements.

**UTC Financial Services USA, Inc.**
**(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)**
**(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)**

**Statement of Operations**

**Year Ended December 31, 2013**

| | 2013 |
|---|---|
| Revenues: | |
| Fee income | $ 50,718 |
| | |
| Expenses: | |
| Regulatory fees | 2,898 |
| Licenses and fees | 2,230 |
| Professional fees | 36,334 |
| Overhead allocation | 8,670 |
| Bank charges | 86 |
| | |
| Total expenses | 50,218 |
| | |
| Net operating income before taxes | 500 |
| | |
| State income tax expense | (500) |
| | |
| Net income | $ - |

See accompanying report of independent registered public accounting firm and notes to financial statements.

**UTC Financial Services USA, Inc.**
**(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)**
**(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)**

**Statement of Changes in Stockholder's Equity**

**Year Ended December 31, 2013**

|  | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
|  | Shares | Amount | | | |
| Balances at January 1, 2013 | 1,010 | $ 1,010 | 100,092 | (18,189) | 82,913 |
| Net income | - | - | - | - | - |
| Balances at December 31, 2013 | 1,010 | $ 1,010 | 100,092 | (18,189) | 82,913 |

See accompanying report of independent registered public accounting firm and notes to financial statements.

**UTC Financial Services USA, Inc.**
**(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)**
**(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)**

**Statement of Cash Flows**

**Year Ended December 31, 2013**

|  | **2013** |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ - |
| Changes in assets and liabilities: | |
| Accounts receivable | (12,105) |
| Deposits | (1,098) |
| Accounts payable | 13,117 |
| Net cash used in operating activities | (86) |
| Net cash used in financing activities | |
| Due from parent | (83,098) |
| Net decrease in cash and cash equivalents | (83,184) |
| Cash and cash equivalents, beginning of year | 83,184 |
| Cash and cash equivalents, end of year | $ - |
| Supplemental cash flow disclosures: | |
| Cash paid for income taxes | $ 500 |

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Notes to Financial Statements

December 31, 2013

(1)  **Organization and Nature of Business and Liquidity**

UTC Financial Services USA, Inc. (the Company) is a Rhode Island corporation that is a wholly-owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, UTC North American Fund (the Fund), to customers residing in the United States of America. The Company will not act as a clearing broker or transact any trades on behalf of its clients.

The Company is dependent on its Parent to fund cash flow deficits since the Company's operations are limited.

(2)  **Significant Accounting Policies**

(a)  **Cash and Cash Equivalents**

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

On December 30, 2013, the Parent deposited the Company's available cash into one of its checking accounts to hold until the Company had opened a new banking account in the US. The amount is shown as due from parent on the accompanying statement of financial condition.

(b)  **Deposits**

The Company maintains a cash deposit with FINRA to facilitate FINRA's directly charging of certain expenses related to the Company's operations as a broker-dealer.

(c)  **Fee Income**

Fees are recorded upon notification from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan for expenses incurred by the Company in connection with the distribution of the Fund's shares.

(d)  **Accounts Receivable**

Accounts receivable are due from the Company's one customer and represent reimbursement for operating expenses incurred by the Company in 2013.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Notes to Financial Statements – Continued

**(2)** <u>Significant Accounting Policies - Continued</u>

    **(e)** <u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    **(f)** <u>Income Taxes</u>

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

|  | 2013 |
|---|---|
| Net operating loss carryforwards | $ 4,365 |
| Valuation allowance | (4,365) |
|  | $ - |

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

The provision for income taxes charged to operations for the period ended December 31, 2013 had a current component of $500 and a deferred component of $0. The 2013 net change in valuation allowance was $0.

**UTC Financial Services USA, Inc.**
**(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)**
**(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)**

**Notes to Financial Statements – Continued**

**(2)    Significant Accounting Policies - Continued**

**(f)    Income Taxes - Continued**

At December 31, 2013, the Company had net operating loss carryforwards of approximately $18,000, which will begin to expire by year 2021.

The Company has adopted Accounting Standards Codification Topic 740, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard. The Company is no longer subject to income tax examinations by tax authorities for years 2009 and before.

**(3)    Concentrations of Credit Risk**

During 2013, all fee income received by the Company was generated by one customer.

**(4)    Related Party Transactions**

The Company shares office space, personnel and other administrative expenses with its Parent.

The Company entered into an expense sharing agreement with its Parent in June 2007. This agreement requires the Parent to be responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, certain legal and professional fees and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club dues, conferences and meetings, subscriptions and publications, and charitable contributions. Under an agreement with the Fund, these expenses are to be reimbursed by the Fund. This agreement is effective for one year and will automatically renew thereafter, unless either party gives 180 days written notice. During 2013, the Company received an allocation of overhead expenses from the Parent. Total allocation of overhead for 2013 was $8,670 of which $4,330 is recorded in accounts payable at December 31, 2013.

In addition, on December 30, 2013, the Parent deposited the Company's available cash into one of its checking accounts to hold until the Company had opened a new banking account in the US. The amount is shown as due from parent on the accompanying statement of financial condition.

In 2013, the Parent paid for all of the Company's expenses on its behalf. As such the remaining balance of accounts payable at December 31, 2013 is due to the Parent for reimbursement of these expenses.

**UTC Financial Services USA, Inc.**
**(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)**
**(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)**

**Notes to Financial Statements – Continued**

**(5)    Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had deficient regulatory net capital and a regulatory net capital requirement of ($46,456) and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was (1.0) to 1.

**(6)    Exemption Under Section (k)(1)**

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1).

**(7)    Contingent Liabilities**

The Company is involved in litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management the resolution of litigation or regulatory requirements if any, will not have a material adverse effect on the financial position or results of operations of the Company.

**(8)    Subsequent Events**

In February 2015 the Company discovered that its cash had been deposited into the Parent company's bank account on December 30, 2013. This transaction caused the Company to no longer have any allowable assets for the computation of net capital under SEC Rule 15c3-1. FINRA and the SEC were promptly notified as required by SEA Rule 17a-11(e)(1), and SEA Rule 17a-5(h)and the Company ceased operations until a new US Bank account was opened on February 24, 2015. The Company was deficient in its net capital from October 25, 2013 until February 24, 2015 when depositing funds into the bank account in the Company's name cured the net capital deficiency.

As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date of these financial statements were available to be issued, the likelihood and amount of these fines and penalties is undeterminable.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

|  |  | 2013 |
|---|---|---|
| Net capital: |  |  |
| Total stockholder's equity | $ | 82,913 |
|  |  |  |
| Deductions: |  |  |
| Non-allowable assets: |  |  |
| Due from parent |  | (83,098) |
| Accounts receivable |  | (38,424) |
| Deposits |  | (2,847) |
|  |  |  |
| Total deductions |  | (124,369) |
|  |  |  |
| Net capital | $ | (41,456) |
|  |  |  |
| Aggregate indebtedness: |  |  |
| Total aggregate indebtedness - total liabilities | $ | 41,456 |
|  |  |  |
| Computation of basic net capital requirement: |  |  |
| Minimum net capital required based on aggregate indebtedness | $ | 2,764 |
|  |  |  |
| Minimum net capital required | $ | 5,000 |
|  |  |  |
| Deficient net capital | $ | (46,456) |
|  |  |  |
| Ratio of aggregate indebtedness to net capital |  | -1.0000 |

No material differences exist between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II A filing dated February 20, 2015.

See accompanying report of independent registered public accounting firm.

11

Schedule II

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(1) of the Rule.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

**Report of Independent Registered Public Accounting Firm
on Internal Control Required by Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

To the Board of Directors and
Stockholder of UTC Financial Services USA, Inc.:

In planning and performing our audit of the financial statements of UTC Financial Services USA, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 27, 2014. We also identified a deficiency in control activities for safeguarding of securities that we consider to be a material weakness, as defined above. We have modified and re-issued our report as of and for the year ended December 31, 2013 dated March 4, 2015.

## Computation of Net Capital under Rule 15c3-1

During 2015, the Company discovered that its cash had been deposited into the parent company's bank account on December 30, 2013. This transaction caused the Company to no longer have any allowable assets for the computation of net capital. The Company was out of compliance with the minimum net capital requirement and the aggregate indebtedness ratio until February 24, 2015 at which time it cured the deficiency by opening a bank account and depositing funds.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 4, 2015
Clearwater, Florida

14